DataXoom Selects MTS as Their MNVE Solution Provider

RA'ANANA, Israel – July 3, 2013 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE) services and Telecommunications Expense Management (TEM) solutions, today announced that it entered into a three and half years agreement with DataXoom, a large U. S. based MVNO, to provide its cloud and managed services MVNE solution. The agreement provides for minimum total revenues of $1.1 million through the term of the agreement.

Following an extensive selection process, the MTS MVNE solution stood out as the only cloud-based managed services solution that could successfully meet DataXoom’s business requirements. DataXoom will utilize the MTS solution to manage the gateway to multiple MNOs (Mobile Network Operators), customer care and billing, provisioning services, catalogue management, point of sale system (POS), rating engine, payment and collection processing and a full suite of value-add services for DataXoom subscribers..

The MTS MVNE managed services and cloud solution provides new MVNOs like DataXoom with a quick time to market, flexible personalization, and rapid integration into their existing operations. This allows new MVNOs to focus their efforts on sales and marketing rather than back office technology and complex MNO integrations. MVNOs can rapidly gain a competitive advantage in the marketplace with MTS’s MVNE cradle to grave solution that is specifically designed for MVNOs, regardless of their size, service offerings or localization requirements.

“DataXoom has a unique offering in the MVNO market and our focus is on the business customers versus the end consumer,” said Chris Hill, CEO of DataXoom. “This means we have a unique business model that seemed to be outside the scope of other MVNE’s traditional consumer based focus. After almost 2 years of due diligence in reviewing the top MVNE’s, MTS’ strong leadership team, their modular solution, flexibility to adapt to any business model, ability to scale and proven success in the global market were the critical factors in our decision to select MTS.”

The MTS MVNE service supports a full customer care and billing lifecycle, including registering new customers, provisioning services, catalogue management, point of sale system (POS), CRM module, web self-care, fully featured rating engine, credit limit alerting, flexible billing and invoicing engine, payment and collection processing, partner commission and royalty management, network intelligence and advanced dashboards and analytics.

“We’re very excited to have DataXoom select MTS. The MVNO market is very competitive and whether you are a startup MVNO or an established player, it’s important to have the infrastructure and back office capabilities that support quick subscriber growth, expansion into opportunistic markets and the ability to quickly add new MNOs or services as your business dictates,” said Eytan Bar, CEO of MTS. “MTS will provide DataXoom with a proven solution that facilitates a quick startup and provides established integrations into the major MNOs and a full suite of advanced features and services. This will help them differentiate themselves in the market and attract and retain subscribers and give them the flexibility to support their unique branding and product offerings.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment ,along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:
John Venditti
Vice President, Marketing
(800) 745-8725
john.venditti@mtsint.com

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